UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                                        SEC File Number 2-16830
                                                        CUSIP Number ___________


(CHECK ONE)

[_] Form 10-K   [_] Form 10-Q   [_] Form 11-K

[X] Form 20-F   [_] Form 10-QSB [_] Form N-SAR
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          For period ended: DECEMBER 31, 2003


     [_]  Transition Report on Form 10-K

     [_]  Transition Report on Form 20-F

     [_]  Transition Report on Form 11-K

     [_]  Transition Report on Form 10-Q

     [_]  Transition Report on Form N-SAR

          For the Transition period ended: ____________________________________

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


================================================================================
                                     PART I
                             REGISTRANT INFORMATION
================================================================================


Full Name of Registrant:                        Industrial Development Bank
                                                of Israel Limited

Former Name if Applicable:

Address of Principal Executive
Office (STREET AND NUMBER):                     82 Menachem Begin Road
City, State and Zip Code:                       Tel Aviv, Israel 67138

                                     PART II
                             RULES 12B-25(B) AND (C)
================================================================================

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check Box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[_] (c) the accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

================================================================================
                                    PART III
                                    NARRATIVE
================================================================================

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     As a result of our need to carry out reconciliations to U.S. GAAP retroactively with respect to previous years , the financial statements for the year ended December 31, 2003 (including the required GAAP reconciliations) and related disclosures could not be completed by the due date of June 30, 2004 without unreasonable effort and expense.


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


================================================================================
                                     PART IV
                                OTHER INFORMATION
================================================================================

(1) Name and telephone number of person to contact in regard to this notification.

MICHAEL WARZAGER                011 972 3                         627 2700
     (Name)                    (Area Code)                    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrants were required to file such report(s)) been filed? If the answer is no, identify report(s).

                                 [X] Yes [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 [X] Yes [_] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results can not be made.

     Please see attached Appendix A.


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


                  INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

                                                   Date: June 30, 2004


                                                   By:
                                                   ----------------------
                                                   Name: Michael Warzager
                                                   Title: Legal Advisor


                                    ATTENTION

   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).


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


                                   APPENDIX A

     As previously disclosed in Registrant's Current Report on Form 6-K, during 2003 Registrant adopted a run-off plan, which involves the curtailment of Registrant's banking operations and the realization of its assets in a controlled manner over a defined period of time. The implementation of the run-off plan has resulted in a significant reduction of both operating income and expenses. As previously reported, Registrant's net loss for 2003, calculated in accordance with Israeli GAAP, was NIS 104.4 million, compared to a net loss of NIS 423.5 million for 2002 (adapted to changes in the Consumer Price Index, as of December 2003). A reconciliation of Registrant's net loss to US GAAP has not yet been completed, but is expected to be included in Registrant's Annual Report on Form 20-F for 2003 when filed.



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